ROUNDY’S, INC.

PICK ‘N SAVE • COPPS • METRO MARKET • MARIANO’S

PO Box 473

Milwaukee, WI 53201

414-231-5000

February 13, 2015

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Jennifer Thompson
Robert Babula

Re:	Roundy’s, Inc.
Form 10-K for the Fiscal Year Ended December 28, 2013
Filed March 7, 2014
Form 10-Q for the Quarterly Period Ended September 27, 2014
Filed November 5, 2014

Ladies and Gentlemen:

Roundy’s, Inc. (the “Company”) respectfully submits the following response to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated December 29, 2014 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2013 (the “2013 Form 10-K”) and Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2014 (the “Q3 2014 Form 10-Q”).

For your convenience, the Company’s response is set forth below the corresponding comment from the Comment Letter.

The following are the Company’s responses to the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 28, 2013

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

1.

We note that you announced the sale and/or closure of all of your Rainbow stores in May 2014. We further note that in the related press release, filed as Exhibit 99.2 to your March 29, 2014 Form 10-Q, your Chief Executive Officer stated, “The economic downturn over the last few years, coupled with an increased competitive footprint in the Minneapolis/St. Paul Market, has made it difficult for Roundy’s to keep the Rainbow banner competitive.” We further note that the disclosures regarding negative factors impacting your business within this Form 10-K appear to broadly apply to your business and do not specifically refer to the Rainbow banner. Please tell us how you determined additional disclosures were not required in this Form 10-K as it relates to your Rainbow banner. In your response, specifically explain how you considered whether these stores were disproportionately impacted by any of the negative factors described in your disclosures, either in the periods of historical financial statements included in this Form 10-K or in your analysis of trends and uncertainties that you reasonably expected would have a material impact on your future results. If the decision to sell this banner was influenced by worse than expected results for this banner during the first quarter of 2014, then also apply this comment to your MD&A disclosures within your March 29, 2014 Form 10-Q.

Company Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that its decision to sell or close the Rainbow banner was not made based upon operating results during the first quarter of 2014. The Rainbow banner was gradually losing strategic relevance as the Company was shifting focus to stabilizing its Wisconsin market and growing the Mariano’s banner in Illinois. As such, the decision was made in the second quarter of 2014 to exit the Minneapolis/St. Paul market and sell or close the stores in the market.

The Company respectfully refers the Staff to its 2013 Form 10-K, within Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), in the section “Factors Affecting Our Operating Results”, under the heading “General Economic Conditions and Changes in Consumer Behavior” on page 32, where the Company discusses the various macroeconomic conditions and trends which impact the Company’s results. On page 33-34 of the 2013 Form 10-K, under the title “Developments in Competitive Landscape” the Company discussed the increased competition from supercenters such as Super Target in the Minneapolis/St. Paul area. The Company believes that these conditions were not unique, nor disproportionally impactful to the market in which the Rainbow banner operated. Although the continued expansion of supercenters has impacted all of our markets, the Company specifically highlighted as examples both the impact of Super Target expanding in the Minneapolis/St. Paul area, as well as the impact of Wal-Mart expanding in Wisconsin. In addition, these competitive factors did not worsen during the first quarter of 2014, and as such, the Company concluded that additional disclosures specifically regarding Rainbow’s operating results were not necessary.

While results within the Rainbow banner did not meet internal expectations, the results of these stores were not disproportionately impacted by any of the specific negative factors referenced in disclosures within the Company’s press release announcing the sale of the Rainbow stores or previous filings with the Commission. In addition, the Company’s results for the first quarter of 2014 were below expectations for the Company as a whole, and not solely because of the Rainbow banner. Accordingly, the Company believes its disclosures were complete and that no additional disclosure regarding Rainbow was necessary.

Form 10-Q for the Quarterly Period Ended September 27, 2014

Financial Statements for the Period Ended September 27, 2014

Note 9. Goodwill, page 10

2.	We note you determined you have two reporting units as of September 27, 2014. Please explain to us why you did not determine that Mariano’s was a separate reporting unit prior to this quarter given that you doubled your Mariano’s stores with your December 2013 acquisition of additional stores in the Chicago area and this banner gained further importance to your business with the May 2014 disposition of your Rainbow banner. In this regard, we note you disclosed that you had a single reporting unit as of June 28, 2014. Further, provide us with your analysis supporting your conclusion that the Pick ‘n Save, Copps, and Metro Market banners are a single reporting unit. Please be detailed in your response.

Company Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Mariano’s banner grew more significant to our operations in the third quarter of 2014 as a result of the opening of newly constructed stores and stores acquired in the Dominick’s acquisition, the maturing of existing Mariano’s stores and the completion of the sale and closure of the Rainbow stores in the third quarter of 2014. In December 2013, the Company completed its acquisition of eleven former Dominick’s stores. While the number of stores did double, there was little immediate operating impact, as all acquired stores were closed immediately and were extensively remodeled to conform to the operating format of the Mariano’s banner. These stores were re-opened individually (as Mariano’s stores) beginning in the first quarter of 2014 with the majority re-opened in the second and third quarters and the final acquired store re-opening in the fourth quarter of 2014. We concluded that these activities, which increased the significance of the Mariano’s banner, along with the completion of the sale of the Rainbow store in the third quarter of 2014, the closure of the remaining Rainbow stores in the third quarter of 2014 and the re-opening of two additional acquired Dominick’s stores in the third quarter of 2014, represented a significant change in the business that required a reassessment of its financial reporting units during the third quarter of 2014. The Company determined that the Mariano’s stores represented a separate financial reporting unit for goodwill impairment testing purposes, as the Mariano’s stores have discrete financial information available (disaggregated from the Wisconsin stores). The operations of Wisconsin (all banners except Mariano’s) and Illinois (Mariano’s banner) are separately managed by area leaders who both report to the Executive Vice President of Operations, who reports to the Company’s Chief Executive Officer (CODM).

The Company completed an interim impairment calculation of goodwill during the latter half of the third quarter of 2014 following a steep decline in the Company’s stock price, which represented an indication of impairment. At that time, the Company determined that it had two financial reporting units for goodwill impairment testing purposes. This conclusion was reached after considering the current management and operating structure of the Company, specifically the completion of the sale of the Rainbow stores in the third quarter of 2014, the closure of the remaining Rainbow stores in the third quarter of 2014 and the re-opening of two additional acquired Dominick’s stores in the third quarter of 2014. As a result of these developments, at that time the Company determined that the Mariano’s stores represented a separate financial reporting unit given the management structure and increased focus by the operating manager, along with the fact that it had discrete financial information.

The Company has included Pick ‘n Save, Copps and Metro Market banners in a single financial reporting unit as it has concluded that these stores have similar economic characteristics in that they all have similar products and services, similar gross margins (less than a 5% variance), similar types of customers and the same distribution processes. All of these banners are managed by one leader who also reports to the Executive Vice President of Operations.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

13 Weeks Ended September 27, 2014 Compared with 13 Weeks Ended September 28, 2013, page 22

3.	It appears from your November 2014 investor presentation and earnings call that your Mariano’s business in Illinois and your core business in Wisconsin may be experiencing differing trends in terms of sales and profitability. If different parts of your business are trending differently, it appears that to meet the objectives of MD&A you would need to separately discuss those parts of your business and the impact of the change in the mix of value-oriented and Mariano’s stores in order to fully explain the changes in your consolidated results. Please explain to us in reasonable detail how you determined additional disclosure was not necessary, or confirm to us that you will revise your disclosures in future filings.

Company Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the most significant trend difference between Mariano’s and the Company’s Wisconsin stores has been the dramatic increase in Mariano’s net sales, primarily driven by the increasing Mariano’s store count through both acquisition (the December 2013 Dominick’s acquisition) and the cadence of opening four or five stores per year in the Chicago area.

Within the MD&A of each annual and quarterly report previously filed with the Commission, the Company has disclosed its store count by banner, which demonstrates growth in Mariano’s stores relative to the other banners. The Company will continue to provide the table that displays the Company’s store count at the end of each of quarter, and going forward will specifically refer to the sales growth driven by recently opened and acquired stores by state.

The Company made the following disclosures in its Q3 2014 Form 10-Q which it believes is adequate to provide investors with insight into how the Company’s profitability is trending. The Company disclosed the impact of the increasing Mariano’s store base on components of gross margin, such as inventory shrink on page 22 within the MD&A; the Company disclosed that during the thirteen weeks ended September 27, 2014, “the increase in gross profit as a percentage of net sales primarily reflects reduced promotional spend, a benefit for the reduction in the LIFO reserve due to the disposition of inventory as a result of the closure of the Stevens Point Warehouse and an increased perishable sales mix, partially offset by increased shrink, including the effect of the higher perishable mix of Illinois stores and the start-up impact of new or acquired Illinois stores”. On that same page, the Company disclosed that the increase in operating and administrative expenses, as a percentage of net sales “was primarily due to increased start-up labor costs and higher occupancy and labor costs in new or acquired Illinois stores relative to the chain average. The Company also experienced reduced fixed cost leverage in its core business resulting from lower sales.”

The Company does not believe that further separate discussion of the trends impacting its Mariano’s and Wisconsin stores is warranted because no other trends materially impact either financial reporting unit in a consistent manner. Profitability varies on a store by store basis across the Company’s banners, and is impacted by factors explained in the MD&A under the “gross profit” and “operating and administrative expenses” sections. These factors are not unique to the Company’s stores in Illinois or Wisconsin, but rather vary based entirely on individual circumstances surrounding each store, including specific location, demographics and the competitive environment in the immediately surrounding area. Additionally, the profitability of new stores is lower than “mature” stores due to new store startup costs, which also is not unique to any particular banner or market. Newly opened stores typically experience a ramp-up period during which the Company expects the store to generate a loss.

4.

We note your disclosures under the heading “Goodwill Impairment Charge.” Please tell us, and disclose in future filings, why your fair value declined such that you recorded this impairment charge. We remind you that one of the principle objectives of MD&A is to provide your investors with enough insight into the underlying factors that drove your historical results that they can assess the likelihood that past results are indicative of future results. We also remind you of your obligation to describe known trends and uncertainties that have had or you reasonably expect will have a material impact on your results.

Company Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that previous disclosures did identify the existence of the trends which ultimately led to the goodwill impairment charge, including both the decline in stock price which was the indicator of impairment as well as the decline in our fair value which drove the impairment. The Company sustained a steep decrease in share price from the date of its second quarter earnings release through the end of the third quarter. The Company’s closing stock price the day prior to the second quarter of 2014 press release was $4.78 per share and was $3.98 per share the day following the second quarter of 2014 press release. The average closing price from the second quarter announcement through the end of the third quarter of 2014 was $3.52 per share and hit a low of $2.95 per share during this time. When this market capitalization decline occurred, we concluded this was an indicator that the fair value of the Company’s reporting units could be less than the carrying value of the Company and based on further assessment during the third quarter of 2014 the Company did conclude that its goodwill was impaired. The Company referenced the decline in its market capitalization in its Q3 2014 Form 10-Q on page 22 within the MD&A, where the Company stated that “During the third quarter of fiscal 2014, the Company’s market capitalization experienced a significant decline.” We believe this disclosure described the fundamental reason why the fair value declined as the market capitalization of a public company represents an objective measure of fair value. Further, we described in our third quarter of 2014 earnings release that a number of factors contributed to this decrease in fair value, including the presentation of discontinuing operations for the Rainbow stores to be sold, the closure of the remaining Rainbow stores, the closure of the Steven’s Point Distribution Center, and a decline in same store sales as a result of increased competition.

In addition, the Company has made the following disclosures in previous filings that would indicate a declining trend in its results indicating that these aforementioned factors were present (which resulted in a decrease in fair value):

•	In the Company’s Form 10-Q for the quarter ending March 28, 2014 (“Q1 2014 Form 10-Q”) within the MD&A, in the section “Results of Operations” on page 16, the Company disclosed that for the thirteen weeks ended March 29, 2014 “Same-store sales continue to be negatively impacted by competitive store openings and the weak economic environment in the Company’s core markets.”

•	In the Company’s Form 10-Q for the quarter ending June 28, 2014 (“Q2 2014 Form 10-Q”) within the MD&A, in the section “Results of Operations”, the Company disclosed that during the thirteen weeks ended June 28, 2014 on page 21, that “Same-store sales excluding the Company’s Rainbow stores continue to be negatively impacted by competitive store openings and the weak economic environment in the Company’s core markets.”

Please see the response to question #5 for language included in the Company’s goodwill Critical Accounting Policy, where the Company discloses the various factors that the Company believes can contribute to the decrease in fair value, which were evident in the various events mentioned above.

The Company intends on making similar disclosures in the MD&A in its 2014 10-K to provide investors with insight into the events and trends that may cause a decrease in fair value and potentially result in a goodwill impairment charge, including any known trends that the Company would expect to have a material impact on its future results.

Critical Accounting Policies and Estimates, page 29

5.	We note you recorded $280.0 million of pretax goodwill impairment charges in the quarter ended September 27, 2014. Please tell us what consideration you gave to updating your goodwill critical accounting estimate disclosures in your September 27, 2014 Form 10-Q. In this regard, you refer your investors to the critical accounting estimates on goodwill contained in your annual report. Given the charge you recorded in the most recent quarter it would appear the assumptions used to assess goodwill for impairment have significantly changed. Further, you now have two reporting units as opposed to one reporting unit at December 28, 2013. Please advise. Additionally, given the significance of the impairment charges and the material amount of goodwill remaining on your balance sheet, please show us what critical accounting estimate disclosures you anticipate making in your upcoming Form 10-K filing. Please ensure your disclosures provide investors with sufficient information to assess the material implications of uncertainties associated with the methods, assumptions and estimates underlying this critical accounting estimate. Refer to Item 303(a)(3)(ii) of Regulation S- K, which requires a description of a known uncertainty and Section V of SEC Release No. 33-8350.

Company Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it did not update its Critical Accounting Policy disclosure around goodwill in its Q3 2014 Form 10-Q because it concluded that the method of performing the goodwill impairment analysis during the third quarter of 2014 was consistent with the policy described in its 2013 Form 10-K. In the future, the Company will consider more proactively challenging its

Critical Accounting Policies and updating when necessary. The Company’s goodwill accounting policy presented in its Form 10-K for the fiscal year ended January 3, 2015 will be updated to address the Company’s determination of two financial reporting units for goodwill impairment testing purposes. We advise the Staff that we anticipate making the following critical accounting policy disclosure in our upcoming 2014 Form 10-K filing.

We have a significant amount of goodwill. As of January 3, 2015, we had goodwill of approximately $297.5 million, which represented approximately 26.5% of our total assets as of such date. Goodwill is reviewed for impairment on an annual basis (as of the first day of the third quarter) or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Fair value is determined based on the discounted cash flows and comparable market value of each reporting unit. If the fair value of any reporting unit is less than its carrying value, the fair value of the implied goodwill is calculated as the difference between the fair value of the reporting unit and the fair value of the underlying assets and liabilities, excluding goodwill. An impairment charge is recorded for any excess of the carrying value of goodwill over the implied fair value for each reporting unit.

Prior to the third quarter of Fiscal 2014, the entire group of company-owned retail stores were considered one reporting unit. Subsequent to the second quarter of Fiscal 2014, the Company reassessed its determination of reporting units based upon the exit from the Minneapolis/St. Paul market, the continued growth of the Mariano’s banner and its management operating structure and determined that it has two financial reporting units.

The fair value of each reporting unit of the Company is determined by using the income approach and market approach. Determining fair value using an income approach requires that we make significant estimates and assumptions, including management’s long-term projections of cash flows, market conditions and appropriate discount rates. Our judgments are based on historical experience, current market trends and other information. In estimating future cash flows, we rely on internally generated forecasts for operating profits and cash flows, including capital expenditures. Changes in estimates of future cash flows caused by items such as unforeseen events or changes in market conditions could negatively affect one or both of our reporting units’ fair value and result in an impairment charge. Factors that could cause us to change our estimates of future cash flows include a deterioration in general economic conditions, successful efforts by our competitors to gain market share in our markets, an increased competitive environment, our inability to compete effectively with other retailers or our inability to maintain price competitiveness. Please see Results of Continuing Operations for a discussion of any factors that are currently present that may impact the fair value of the Company. The rates used to discount projected future cash flows reflect a weighted average cost of capital based on the Company’s industry, capital structure and risk premiums including those reflected in the current market capitalization, and could change and therefore impact the fair value of our reporting units. The market approach is based upon applying a multiple of earnings based upon publicly traded companies in our industry.

Based on our annual impairment testing completed at the beginning of the third quarter of Fiscal 2011, 2012 and 2013, no impairment of goodwill was indicated. During the fourth quarter of Fiscal 2012, our market capitalization experienced a significant decline. As a result, management believed that there were circumstances evident which indicated that the fair value of our reporting unit could be below its carrying amount and management therefore updated its annual review of goodwill for impairment that had been completed in the third quarter. With the assistance of a third party valuation firm, we completed the first step of the impairment evaluation process in comparing the fair value of our reporting unit to its carrying value. At that time the carrying value exceeded the fair value of our reporting unit and therefore, the Company completed the second step of the impairment evaluation. The second step calculates the implied fair value of the goodwill, which is compared to the carrying value of goodwill. The implied fair value of goodwill is calculated by valuing all of the tangible and intangible assets of the reporting unit at the hypothetical fair value, assuming the reporting unit had been acquired in a business combination. The excess fair value of the entire reporting unit over the fair value of its identifiable assets and liabilities is the implied fair value of the goodwill. Based upon the calculation of the implied fair value of goodwill, it was determined that the carrying value of the goodwill exceeded the implied fair value of goodwill, which resulted in a non-cash, pre-tax impairment charge of $120.8 million ($106.4 million, net of taxes) during the fourth quarter of Fiscal 2012.

In accordance with the Company’s policy, the Company qualitatively assessed its goodwill balance in its two reporting units for indicators of impairment as of the first day of the third quarter of Fiscal 2014. During the third quarter of Fiscal 2014, our market capitalization experienced a sustained significant decline. As a result, management concluded that there were circumstances evident which indicated that the fair value of our reporting units could be below their carrying amounts. With the assistance of a third party valuation firm, we completed the first step of the impairment evaluation process in comparing the fair value of our reporting units to their carrying value. At that time the carrying value exceeded the fair value of our financial reporting units and therefore, the Company completed the second step of the impairment evaluation. Based upon the calculation of the implied fair value of goodwill, it was determined that the carrying value of the goodwill exceeded the implied fair value of goodwill, which resulted in a non-cash, pre-tax impairment charge of $280.0 million ($247.1 million, net of income taxes) during the third quarter of Fiscal 2014.

See the response to question #2 above for an explanation as to the determination of two financial reporting units for purposes of goodwill impairment testing.

As requested by the Staff, the Company hereby provides the following acknowledgements:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at (414) 231-6403 or Robert E. Goedert, Kirkland & Ellis LLP, at (312) 862-7317.

Thank you for your courtesy and cooperation.

Very truly yours,

/s/ MICHAEL P. TURZENSKI

Michael P. Turzenski

Chief Financial Officer

cc:	Robert E. Goedert